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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 4)(1)


                             Salon Media Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   79549F108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 9, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/98)

CUSIP No. 79549F108                   13G                      Page 2 of 7 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS     William R. Hambrecht
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER                       3,023,915

   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER                     1,910,000

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                  3,023,915

  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                1,910,000

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                            4,933,915(1)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     14.7%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


     IN
--------------------------------------------------------------------------------

(1)As of December 31, 2001, Mr. Hambrecht had a 15.6% ownership interest in W.R. Hambrecht + Co., Inc. ("WRH"), the corporation that owns 100% of W.R. Hambrecht + Co., LLC (the "LLC"). The LLC directly owns 1,910,000 shares of the common stock, $.001 par value, of Salon Media Group, Inc. (the "Issuer"). As a 15.6% owner of WRH and as sole Manager of the LLC, Mr. Hambrecht may be deemed to beneficially own the 1,910,000 shares of common stock directly owned by the LLC. Mr. Hambrecht disclaims beneficial ownership of all of the shares of common stock owned by the LLC, other than with respect to the 297,960 shares of common stock representing his proportionate ownership interest in WRH and the LLC.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 79549F108                   13G                      Page 3 of 7 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS     W. R. Hambrecht + Co, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 94-3289837



--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER                       0

   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER                     1,910,000

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                  0

  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                1,910,000

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                            1,910,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     5.7%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


     BD
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 79549F108                  13G                      Page 4 of 7 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS     W.R. Hambrecht + Co, Inc.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 94-3330806



--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER                       0

   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER                     1,910,000

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                  0

  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                1,910,000

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                            1,910,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     5.7%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


     CO, HC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 79549F108                  13G                      Page 5 of 7 Pages


--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:


          Salon Media Group, Inc. (the "Issuer")
--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:


          22 Fourth Street, 16th Floor, San Francisco, CA  94103
--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

          William R. Hambrecht

          W.R. Hambrecht + Co., LLC  (the "LLC")

          W.R. Hambrecht + Co., Inc. ("WRH")

--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office of each in Item 2(a) above:

          539 Bryant Street, Suite 100, San Francisco, CA  94107

--------------------------------------------------------------------------------
Item 2(c).  Citizenship:


          United States of America (Mr. Hambrecht)
          Delaware (the LLC and WRH)
--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:


          common stock, $.001 par value
--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:


          79549F108
--------------------------------------------------------------------------------
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [X]

--------------------------------------------------------------------------------
Item 4.  Ownership.

See Items 5-9 and 11 on pages 2-4 for each respective filer.

Amount of shares beneficially owned by Mr. Hambrecht includes (i) a warrant to purchase 600,000 shares of the Issuer's common stock, issued on August 9, 2001, exercisable as of August 9, 2001 and expiring on August 9, 2006 and (ii) 75 shares of the Issuer's series A preferred stock, each of which is convertible into 16,000 shares of common stock.

Amount of shares beneficially owned by the LLC and WRH include (i) a warrant to

CUSIP No. 79549F108                  13G                      Page 6 of 7 Pages


purchase 400,000 shares of the Issuer's series A preferred stock, each of which is convertible into 16,000 shares of common stock.
--------------------------------------------------------------------------------
Item 5. Ownership of Five Percent or Less of a Class.

         Not applicable.
--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

--------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.

         The identity of each member of the group is provided in item 2(a) above.

--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

         Not applicable.
--------------------------------------------------------------------------------
Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

CUSIP No. 79549F108                    13G                     Page 7 of 7 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ /William R. Hambrecht
                                        ----------------------------------------
                                        William R. Hambrecht


                                        W.R. Hambrecht + Co., LLC


                                        By:  /s/ William R. Hambrecht
                                           -------------------------------------
                                           Name: William R. Hambrecht
                                           Its:  Manager


                                        W.R. Hambrecht + Co., Inc.


                                        By:  /s/ William R. Hambrecht
                                           -------------------------------------
                                           Name: William R. Hambrecht
                                           Its:  President



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 79549F108                    13G                     Page 7 of 7 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     W.R. Hambrecht + Co., LLC, W.R. Hambrecht + Co., Inc. and William R. Hambrecht ("Filing Persons") hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the common stock, $0.001 par value per share, of Salon Media Group, Inc., a corporation, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13G or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person if any of the information set forth in the Schedule 13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the
Schedule 13G.

     IN WITNESS WHEREOF, the undersigned have set their hands this 14th day of February, 2002.


                                            /s/ /William R. Hambrecht
                                        ----------------------------------------
                                        William R. Hambrecht


                                        W.R. Hambrecht + Co., LLC


                                        By:  /s/ William R. Hambrecht
                                           -------------------------------------
                                           Name: William R. Hambrecht
                                           Its:  Manager


                                        W.R. Hambrecht + Co., Inc.


                                        By:  /s/ William R. Hambrecht
                                           -------------------------------------
                                           Name: William R. Hambrecht
                                           Its:  President